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                                                                       EXHIBIT 7

[FEMRX LOGO]

                                                                 October 9, 1998

Dear Option Holder:

     We are pleased to inform you that on October 3, 1998, the Company entered into an agreement and plan of merger (the "Merger Agreement") providing for the acquisition of the Company by Johnson & Johnson. Pursuant to the Merger Agreement, Johnson & Johnson, through a wholly-owned subsidiary, has commenced a tender offer for all outstanding shares of the Company's common stock at the offer price of $2.35 in cash per share (the "Offer Price"). As an option holder you have the opportunity to participate in the tender offer by exercising your options and tendering the shares you receive upon exercise into the tender offer.

     You currently hold at least one grant of stock options. The exercise price of your options will vary depending on when your options were granted. As a result of, and contingent upon, the closing of the tender offer, all of your options will be vested prior to the closing of the tender. As explained in the enclosed Offer to Purchase and Letter of Transmittal, you can "contingently" exercise all or any of your options by following the instructions in the Offer to Purchase and the Letter of Transmittal. This exercise is "contingent" because it will be done if, but only if, the tender offer is consummated. In summary, you are required to deliver a Letter of Transmittal that indicates which, if any, options you wish to exercise. In addition to instructions regarding your contingent exercise, such Letter of Transmittal will instruct First Chicago Trust Company of New York (which is acting as depositary for the shares in the tender offer) to send to the Company from the tender offer proceeds, an amount equal to the exercise price for the options you wish to exercise. You will receive from such proceeds, on a per share basis, the Offer Price less the exercise price of the option (subject to such wage and employment withholding taxes and any other withholding that may be required, as described in the Offer to Purchase and the Letter of Transmittal). Of course, you are not required to exercise "contingently"; you can exercise by direct payment of the exercise price to the Company or choose not to exercise at all.

     ALTHOUGH YOU ARE NOT REQUIRED TO EXERCISE YOUR OPTIONS AS A RESULT OF THIS TRANSACTION, YOU SHOULD BE AWARE THAT UPON THE CONSUMMATION OF THE TENDER OFFER, ANY OPTIONS THAT YOU HAVE NOT EXERCISED (EITHER BEFORE THE DATE OF SUCH CONSUMMATION OR CONTINGENTLY UPON THE CONSUMMATION OF THE TENDER OFFER) WILL BE TERMINATED AS OF THE CONSUMMATION OF THE TENDER OFFER.

     The tender offer is currently scheduled to expire at 12:00 midnight New York City time on Friday, November 6, 1998.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED AND FOUND ADVISABLE THE MERGER AGREEMENT WITH JOHNSON & JOHNSON AND HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND HAS RECOMMENDED TO THE COMPANY'S STOCKHOLDERS THAT THEY TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER.

1221 Innsbruck Drive
Sunnyvale, California 94089
408-752-8580 fax 408-752-8590
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     The Merger Agreement represents the culmination of a comprehensive effort by the Board to develop a transaction that would provide maximum benefits to stockholders and option holders. In pursuit of this goal, the Board, with the assistance of its financial advisor, Warburg Dillon Reed, sought to elicit the highest and best proposals to acquire the Company from all credible interested parties and evaluated various alternative transactions.

     In determining to approve the Merger Agreement and the transactions contemplated thereby, the Board gave careful consideration to a number of factors described in the attached Schedule 14D-9 that has been filed with the Securities and Exchange Commission. Among other things, the Board considered the opinion of Warburg Dillon Reed, dated October 2, 1998, that the cash consideration to be offered by Johnson & Johnson in the transaction is fair, from a financial point of view, to the stockholders of the Company.

     The enclosed Schedule 14D-9 describes the Board's decision and contains other important information relating to such decision. We urge you to read it carefully.

     Accompanying this letter and the Schedule 14D-9 is the Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your shares or contingently exercising any or all of your options. These documents describe the terms and conditions of the tender offer and provide instructions regarding how to participate in the tender offer with respect to your options. WE URGE YOU TO READ THE ENCLOSED MATERIAL CAREFULLY.

     If you need information about the exercise price of your options or have other questions about your options or how to participate in the tender offer, please contact Edward W. Unkart at the Company at (408) 752-8580 ext. 105.

                                          Very truly yours,

                                          /s/ ANDREW M. THOMPSON
                                          ANDREW M. THOMPSON
                                          President and Chief Executive Officer